UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2022

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of (i) the Registrant’s press release issued on September 14, 2022, titled “Rail Vision Announces Second Quarter 2022 Financial Results,” which is attached hereto as Exhibit 99.1; (ii) the Registrant’s Interim Condensed Financial Statements as of June 30, 2022, which is attached hereto as Exhibit 99.2; (iii) the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022, which is attached hereto as Exhibit 99.3; and (iv) the Registrant’s press release issued on September 14, 2022, titled “Rail Vision’s Long-Term Pilot Program with Rio Tinto Completed and Extended to Evaluate Additional Use Cases,” which is attached hereto as Exhibit 99.4.

The first paragraph, the sections titled “Second Quarter 2022 & Recent Highlights,” “Second Quarter 2022 Financial Results,” “Forward-Looking Statements,” and the GAAP financial statements in the press release attached as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and the first and fourth paragraphs, and the section titled “Forward-Looking Statements,” in the press release attached as Exhibit 99.4, are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-265968), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Rail Vision Ltd. on September 14, 2022, titled “Rail Vision Announces Second Quarter 2022 Financial Results.”
99.2	Rail Vision Ltd.’s Interim Condensed Financial Statements as of June 30, 2022.
99.3	Rail Vision Ltd.’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2022.
99.4	Press release issued on September 14, 2022, titled “Rail Vision’s Long-Term Pilot Program with Rio Tinto Completed and Extended to Evaluate Additional Use Cases.”
EX-101.INS	Inline XBRL Taxonomy Instance Document
EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	Inline XBRL Taxonomy Label Linkbase Document
EX-101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
EX-101.INS	Inline XBRL Taxonomy Instance Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: September 14, 2022	By:	/s/ Ofer Naveh
		Name:	Ofer Naveh
		Title:	Chief Financial Officer

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